Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 April 23, 2013

$ Notes due May 14, 2014 Linked to the TOPIX® Index Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek a return based on the performance of the TOPIX® Index over the term of the Notes, as adjusted by the Adjustment Factor (as described herein).  Investors should be willing to forgo interest and dividend payments and, if the Index does not increase by at least 1.42% from the initial level to the final level, be willing to lose some or all of their principal.

•                   Senior unsecured obligations of Barclays Bank PLC maturing May 14, 2014†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about April 26, 2013†† (the “pricing date”) and are expected to issue on or about May 1, 2013†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Tokyo Stock Price Index or TOPIX® Index (the “Index”) (Bloomberg ticker symbol “TPX <Index>”)

Adjustment Factor:	98.60%

Payment at Maturity:

You will receive a cash payment at maturity equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the Adjusted Index Return.  Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x Adjusted Index Return)

If the final level does not increase from the initial level by at least 1.42% to result in an Adjusted Index Return equal to or greater than zero, you will lose some or all of your investment.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

Adjusted Index Return:

The performance of the Index from the initial level to the final level, adjusted by the Adjustment Factor, expressed as a percentage equal to (i) (a) the product of the final level of the Index and the Adjustment Factor divided by (b) the initial level of the Index minus (ii) 1, calculated as follows:

Initial Level:	[ ], which is the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Final Valuation Date:	May 9, 2014†,

Maturity Date:	May 14, 2014†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TTP2 / US06741TTP20

†

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

††	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$	$	$

1                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1.00%, is 99.00%.  The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below assume the initial level of 1,145.60 and the final levels as set forth below.  The actual initial level will be determined on the pricing date, and the actual final level will be determined on the final valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

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Final Level	Appreciation/Depreciation of the Index	Adjusted Index Return	Payment at Maturity	Total Return on the Notes

1,432.00	25.00%	23.25%	$1,232.50	23.25%
1,374.72	20.00%	18.32%	$1,183.20	18.32%
1,317.44	15.00%	13.39%	$1,133.90	13.39%
1,202.88	5.00%	3.53%	$1,035.30	3.53%
1,174.24	2.50%	1.07%	$1,010.65	1.07%
1,161.87	1.42%	0.00%	$1,000.00	0.00%
1,151.36	0.50%	-0.90%	$990.95	-0.90%
1,145.60	0.00%	-1.40%	$986.00	-1.40%
1,088.32	-5.00%	-6.33%	$936.70	-6.33%
1,031.04	-10.00%	-11.26%	$887.40	-11.26%
973.76	-15.00%	-16.19%	$838.10	-16.19%
916.48	-20.00%	-21.12%	$788.80	-21.12%
801.92	-30.00%	-30.98%	$690.20	-30.98%
687.36	-40.00%	-40.84%	$591.60	-40.84%
572.80	-50.00%	-50.70%	$493.00	-50.70%
458.24	-60.00%	-60.56%	$394.40	-60.56%
343.68	-70.00%	-70.42%	$295.80	-70.42%
229.12	-80.00%	-80.28%	$197.20	-80.28%
114.56	-90.00%	-90.14%	$98.60	-90.14%
0.00	-100.00%	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases 5.00% from an initial level of 1,145.60 to a final level of 1,202.88 resulting in an Adjusted Index Return of 3.53%.
The investor receives a payment at maturity of $1,035.30 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x [	- 1]) = $1,035.30

Example 2: The level of the Index decreases 40.00% from an initial level of 1,145.60 to a final level of 687.36, resulting in an Adjusted Index Return of -40.84%.
The investor receives a payment at maturity of $591.60 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x [	- 1]) = $591.60

Example 3: The level of the Index increases 20.00% from an initial level of 1,145.60 to a final level of 1,374.72, resulting in an Adjusted Index Return of 18.32%.
The investor receives a payment at maturity of $1,183.20 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x [	- 1]) = $1,183.20

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

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o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  The Adjustment Factor Feature Negatively Impacts Your Payment at Maturity Linked to Index Performance — The Adjustment Factor feature of the Notes has the effect of reducing your exposure to any positive performance of the Index while increasing your exposure to any downside performance of the Index.  The Adjustment Factor reduces returns on the Notes regardless of whether the final level of the Index is greater than, equal to or less than the initial level.

•                  Exposure to the TOPIX® Index—The return on the Notes is linked to the TOPIX® Index.  The TOPIX ® Index is calculated, maintained and published by the Tokyo Stock Exchange, Inc. (the “TSE”).  The TOPIX Index is a free float-adjusted market-capitalization weighted index comprised of all domestic common stocks listed on the First Section of the TSE.   Listings of stocks on the TSE are divided between these three sections, with the First Section typically limited to larger, longer established and more actively traded issues.  For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices— TOPIX® Index” in the index supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the Index, as adjusted by the Adjustment Factor, and will depend on whether, and the extent to which, the Adjusted Index Return is positive or negative.  Your investment will be fully exposed to any decline in the level of the Index.  In addition, the Adjustment Factor feature of the Notes has the effect of reducing your exposure to any positive performance of the Index while increasing your exposure to any downside performance of the Index.  The Adjustment Factor reduces returns on the Notes regardless of whether the final level of the Index is greater than, equal to or less than the initial level.  If the Adjusted Index Return is negative, you will lose some or all of your investment.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity— While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  The Payment at Maturity on Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Valuation Date —The final level and the Adjusted Index Return will be based solely on the closing level of the Index on the final valuation date relative to the initial level (subject to adjustments as described in the prospectus supplement). Therefore,

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if the level of the Index drops precipitously on the final valuation date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index at a time prior to such drop. Although the level of Index on the maturity date or at other times during the life of your Notes may be higher than the closing level on the final valuation date, you will not benefit from the level of the Index at any time other than the final valuation date.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollars and the currency in which the stocks comprising the Index are denominated, although any currency fluctuations could affect the performance of the Index.  Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•                  Non-U.S. Securities Markets Risks—The stocks included in the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes.  Also, the public availability of information concerning the issuers of stocks included in the Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the issuers of the stocks included in the Index may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index;

o                 the time to maturity of the Notes;

o                 the dividend rate on the common stocks underlying the Index;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 3, 2007 through April 22, 2013.  The closing level of the Index on April 22, 2013 was 1,145.60.

We obtained the Index closing levels below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the term of the Notes, including on the final valuation date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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